Kraig Biocraft Laboratories, Inc.
120 N. Washington Square, Suite 805,
Lansing, Michigan 48933

January 30, 2015

VIA EDGAR AND FEDEX
Ms. Pamela Long, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:          Kraig Biocraft Laboratories, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 7, 2015
File No. 333-199820

Dear Ms. Long,

On behalf of Kraig Biocraft Laboratories, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (“Commission”) the Pre-Effective Amendment No. 2 (“S-1/A No. 2”) to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been revised in response to your comment letter dated November 20, 2014 (the “Comment Letter”). We are providing the Staff with clean and blacklined courtesy copies of S-1/A No. 2.

We are also providing from the Company the following response to the Comment Letter. The numbered paragraph below corresponds to the numbered comment in the Comment Letter with the Staff’s comment presented in italics.

Comment #1:

Risk Factors, page 4

1.
We note your response to comment 1 of our letter dated November 20, 2014. Please revise, here or elsewhere as appropriate, to identify the risks associated with only registering 110 million shares of common stock, and the likelihood that you will not be able to access the full amount under the equity line due to the comparatively low number of shares that you are registering.

Response:

The Company has revised the Registration Statement accordingly.

Existing stockholders could experience substantial dilution upon the issuance of Class A common stock pursuant to an equity line we have with Calm Seas Capital, page 5

2.
We note your response to comment 5 of our letter dated November 20, 2014. However, other parts of your registration statement such as the Summary and Use of Proceeds continue to refer to the extension or renewal of the equity line financing. Please revise.

The Company has revised the Registration Statement accordingly.

Selling Shareholder, page 14

3.
Please revise to include the information contained in your response to comment 7 of our letter dated November 20, 2014 in your prospectus. Please note that prior comment 7 did not ask for a supplemental response. Please also ensure that your revised disclosure contains a discussion of the effect of your previous equity line financings on your stock price. We note that your supplemental response notes what your stock price range was in a given year but does not discuss any impact from your equity line financings.

The Company has revised the Registration Statement by adding the following disclosure:

“During fiscal year 2013, the Company exercised the put under the Calm Seas equity line for an aggregate amount of $1,050,000 and the Company’s stock price in year 2013 ranged from $0.036 to $0.136.

During fiscal year 2012, the Company exercised the put under the Calm Seas equity line for an aggregate amount of $425,000 and the Company’s stock price in year 2012 ranged from $0.03 to $0.108.

During fiscal year 2011, the Company exercised the put under the Calm Seas equity line for an aggregate amount of $700,000 and the Company’s stock price in year 2011 ranged from $0.06 to $0.161.

An equity line financing, such as our past equity lines with Calm Seas Capital by its nature, increases the number of outstanding shares and places downward pressure on stock price.  We have reviewed our past equity lines with Calm Seas Capital and have not identified any direct correlation between the issuance of  shares to Calm Seas Capital pursuant to the puts under the past equity lines and changes in our stock price following such issuance.  However, in aggregate, our stock price has declined since its highs in 2010 and during the same time period we have been issuing shares pursuant to the puts to Calm Seas Capital under our past equity lines. Such puts do tend to put downward pressure on stock prices.  Some portion of the reduction in our share price since 2010, which we cannot estimate, can be attributed to the past equity line financings.  However, the Company believes the downward pressure on our stock price since its high 2010 is also related to fundamental factors concerning our path to commercialization and the fact that we have not yet commercialized our Monster Silk™ product.

Of the total proceeds received from the Calm Seas equity lines, the Company paid to the University of Notre Dame, under the Intellectual Property/ Collaborative Research Agreement, research and development costs of $177,800 in 2011, $315,990 in 2012 and $428,394 in 2013.  In addition, in 2013 the Company has paid to the University of Notre Dame $110,736 for reimbursement of costs associated with the filing and maintaining of patent applications relating to the technology developed within the University laboratories for which the Company has exclusive commercialization rights. The Company utilized the remaining proceeds for general corporate purposes such as payroll, rent and legal expenses, etc. With the funds from the equity lines, the Company was able to continue its endeavor to build its intellectual property portfolio and advance its technology with the goal of commercialization, which the Company believes will ultimately drive up the value of our stock price.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

4.
We note your revisions in response to comment 11 of our letter dated November 20, 2014. You appear to have presented the same information twice, and have not described the drivers behind changes in your general and administrative and professional fees in the three months or nine months ended September 30, 2014. Please revise.

Response:

The Company has revised the Registration Statement accordingly.

Exhibits and Financial Statement Schedules, page 47

5.
Your latest amendment did not include an updated consent from PS Stephenson & Co., P.C. Please note that you must include current auditor consents for each auditor that has audited financial statements included in your prospectus. Please file an updated consent for PS Stephenson, as well as M&K CPAs if necessary, with your next amendment.

Response:

The Company has revised the Registration Statement accordingly.

6.
We note your response to comment 14 of our letter dated November 20, 2014. Please note that Item 601(b)(10) of Regulation S-K allows for the omission of a material contract if the contract is “such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries.” It does not appear that the sale of protein-based fibers for commercial applications is ordinarily accompanied by extensive consulting agreements or agreements such as the Collaborative Yarn and Textile Development agreement, nor the $450,000 per year support agreement that you have signed with Notre Dame, as disclosed on page 20. We re-issue comment 14 of our letter dated November 20, 2014.

Response:

The Company has revised the Registration Statement by filing the following agreements as exhibits to the S-1/A No. 2:

(1) Collaborative Yarn and Textile Development Agreement, dated September 30, 2013, between the Company and Warwick Mills, Inc.

(2) License Agreement, dated October 28, 2011, between the Company and University of Notre Dame du Lac.

(3) Intellectual Property / Collaborative Research Agreement, dated June 6, 2012, between the Company and University of Notre Dame du Lac.

We hereby acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Kim Thompson
Name:	Kim Thompson
Title:	Chief Executive Officer

Encl.______________